[Putnam Investments Letterhead]

March 25, 2008

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Linda Stirling

Dear Ms. Stirling:

Re:	Preliminary Proxy Statement for the following Putnam Funds (each, a
“Fund” and collectively, the “Funds”):

Putnam Asset Allocation Fund: Balanced Portfolio;
Putnam Asset Allocation Fund: Conservative Portfolio;
Putnam Asset Allocation Fund: Growth Portfolio, each a series of Putnam
Asset Allocation Funds;
Putnam Income Strategies Fund, a series of Putnam Funds Trust; and
Putnam VT Global Asset Allocation Fund, a series of Putnam Variable
Trust.

This letter responds to your comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on March 4, 2008 regarding the Funds’ preliminary proxy statement filed with the Commission on February 29, 2008 (the “Proxy Statement”).

For convenience of reference, I have summarized the Commission Staff’s comments before the response by the Funds.

1. Comment: Please provide the name and address of the Funds’ administrator pursuant to Item 22(a)(3)(i).

Response: The Funds do not have an administrator at this time.

2. Comment: Please provide the “number of votes to which each class is entitled” disclosure required by the following Item 6(a) of Schedule 14A: “As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled."

Response: Page 2 of the Proxy Statement, under the question “Who is eligible to vote?”, states, “Shareholders of record at the close of business on February 25, 2008 (the ‘Record Date’) are entitled to be present and to vote at the meeting or any adjourned meeting. Each share is entitled to one vote” (italics added for emphasis).

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Fund in connection with the Proxy Statement. Should you have any further questions, please do not hesitate to call me at (617) 760-1224. Thank you for your assistance.

Very truly yours,

/s/ Carlo N. Forcione

________________________
Carlo N. Forcione
Vice President and Counsel
Putnam Investments

cc: Brian D. McCabe, Ropes & Gray LLP Cynthia McMakin, Ropes & Gray LLP

Appendix A

Re:	Preliminary Proxy Statement for the following Putnam Funds (each, a
“Fund” and collectively, the “Funds”):

Putnam Asset Allocation Fund: Balanced Portfolio;
Putnam Asset Allocation Fund: Conservative Portfolio;
Putnam Asset Allocation Fund: Growth Portfolio, each a series of Putnam
Asset Allocation Funds;
Putnam Income Strategies Fund, a series of Putnam Funds Trust; and
Putnam VT Global Asset Allocation Fund, a series of Putnam Variable
Trust.

Reference is made to the Proxy Statement and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Very truly yours,

/s/ James P. Pappas

________________________
James P. Pappas
Vice President

Putnam Asset Allocation Fund: Balanced Portfolio
Putnam Asset Allocation Fund: Conservative Portfolio
Putnam Asset Allocation Fund: Growth Portfolio
Putnam Income Strategies Fund
Putnam VT Global Asset Allocation Fund